Exhibit 99.3

FORM 51-102F3

MATERIAL CHANGE REPORT

1.	Name and Address of Company

Fire & Flower Holdings Corp. (the “Corporation”)

150 King St., W., Suite 308

Toronto, ON M5H 1J9

2.	Date of Material Change

February 10, 2020

3.	News Release

News release attached as schedule “A” was disseminated on February 11, 2020 through Canada NewsWire.

4.	Summary of Material Change

On February 11, 2020, the Corporation amended the provisions of the amended and restated debenture indenture dated February 13, 2019, as supplement to provide for the forced conversion of the principal amount of the outstanding debentures thereunder (the “Debentures”) by the Corporation at its sole direction in the event the common shares of the Corporation having a closing trading price of not less than $0.70.

In connection therewith, on February 11, 2020, the Corporation delivered notice of its intention to force the conversion of all outstanding principal amount of Debentures and interest thereon.

5.	Full Description of Material Change

See news release attached as Schedule “A”.

6.	Reliance on subsection 7.1(2) of National Instrument 51-102

N/A

7.	Omitted Information

No information has been omitted on the basis that it is confidential information.

8.	Executive Officer

Matthew Anderson, the Corporate Secretary of the Corporation, is knowledgeable about this material change report and may be contacted at (780) 540-7518 or at manderson@fireandflower.com.

9.	Date of Report

February 20, 2020

- 2

SCHEDULE “A”

(see attached)

Fire & Flower Strengthens Balance Sheet -

Announces Forced Conversion of Debentures

/NOT FOR DISSEMINATION IN THE UNITED STATES OR FOR DISTRIBUTION TO UNITED STATES WIRE SERVICES/.

EDMONTON, Feb. 11, 2020 /CNW/ - Fire & Flower Holdings Corp. (“Fire & Flower” or the “Company”), today announced amendments to its 8.0% unsecured convertible debentures due on July 31, 2020 (the “Debentures”).

Fire & Flower has forced the conversion of debentures to eliminate the interest payments associated with such debentures and the removal of these liabilities from the Company’s balance sheet further strengthens Fire & Flower’s financial position.

With the consent of the two holders of the Debentures, the provisions of the amended and restated debenture indenture dated February 13, 2019, as supplemented, have been amended to provide for the forced conversion of the principal amount of Debentures by the Company at its sole discretion in the event the common shares of the Company (the “Common Shares”) have a closing trading price of not less than $0.70.

Concurrently with the amendments, the Company has delivered a notice to force the conversion of all remaining principal amount of Debentures and accrued and unpaid interest thereon. In connection with the conversion of the principal amount of Debentures, the Company expects to issue an aggregate of approximately 12,173,912 Common Shares, subject to adjustment to reflect the number of Common Shares issued in respect of the accrued and unpaid interest on the Debentures.

“Fire & Flower is laser focused on its goals for 2020, including a strong balance sheet that positions the Company for growth in a challenging capital market for cannabis companies,” shared Trevor Fencott, Fire & Flower’s Chief Executive Officer. ‘‘The forced conversion of the Debentures removes this debt from the Company’s balance sheet and limits the ongoing interest payments associated with the Debentures.”

About Fire & Flower

Fire & Flower is a leading purpose-built, independent adult-use cannabis retailer poised to capture significant Canadian market share. The Company guides consumers through the complex world of cannabis through education-focused, best-in-class retailing while the Hifyre digital platform connects consumers with cannabis products. The Company’s leadership team combines extensive experience in the cannabis industry with strong capabilities in retail operations.

Fire & Flower Holdings Corp. owns all issued and outstanding shares in Fire & Flower Inc., a licensed cannabis retailer that owns or has interest in cannabis retail store licences in the provinces of Alberta, Saskatchewan, Manitoba and Ontario and the Yukon territory.

Through its strategic investment with Alimentation Couche-Tard Inc. (ATD.A, ATD.B), the Company has set its sights on the global expansion as new cannabis markets emerge.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING INFORMATION

This news release contains certain forward-looking information within the meaning of applicable Canadian securities Jaws (“forward-looking statements’’). All statements other than statements of present or historical fact are forward-looking statements. Forward-looking statements are often, but not always, identified by the use of words such as “anticipate”, “achieve”, “could”, “believe”, ‘‘plan”, “intend”, “objective”, “continuous”, “ongoing”, “estimate”, “outlook”, “expect”, ‘‘project” and similar words, including negatives thereof, suggesting future outcomes or that certain events or conditions“may” or “will” occur. These statements are only predictions.

Forward-looking statements are based on the opinions and estimates of management of the Company at the date the statements are made based on information then available to the Company. Various factors and assumptions are applied in drawing conclusions or making the forecasts or projections set out in forward-looking statements. Forward-looking statements are subject to and involve a number of known and unknown risks and uncertainties, many of which are beyond the control of the Company, which may cause the Company’s actual performance and results to differ materially from any projections of future performance or results expressed or implied by such forward-looking statements. No assurance can be given that the expectations reflected in forward-looking statements will prove to be correct.

The Company assumes no obligation to publicly update or revise forward-looking statements to reflect new information, future events or otherwise, except as expressly required by applicable law.

SOURCE Fire & Flower Holdings Corp.

View original content: http://www.newswire.ca/en/releases/archive/February2020/11/c0925.html

%SEDAR: 00044938E

For further information: Investor Relations: Chris Bolivar, investorrelations@fireandflower.com, 1- 833-680-4948; Media Relations: Nathan Mison, media@fireandflower.com, 780-784-8859

CO: Fire & Flower Holdings Corp.

CNW 06:00e 11-FEB-20